Filed by Interwoven, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

The following is a message sent on August 6, 2003 to sales and marketing personnel of Interwoven, Inc. relating to the proposed merger between Interwoven and iManage, Inc. announced on August 6, 2003. This message was sent via electronic mail.

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iManage at-a-glance

Founded:    1995

Employees:    220

Annual Revenue (FY 2002):    $41.3M

Stock Symbol:    NASDAQ: IMAN (Public since Nov. 1999)

US Headquarters:    Foster City, CA

Customers:    Over 1,300 companies spanning a wide range of industries-from legal and financial services to high tech, manufacturing, government and professional services-use iManage WorkSite applications to increase productivity and collaboration within and beyond the enterprise. And over 97% of iManage customers say they would buy from

Interwoven and iManage Agree to Merge to Create Next-Generation Enterprise Content Management Company

August 6, 2003

Today, Interwoven and iManage announced that they have entered into a definitive agreement to merge to create a next-generation ECM company. iManage is recognized for its industry leadership with the best integrated document management and collaboration solutions. Interwoven is a leader in content management that offers a platform that delivers brand consistency, faster time-to-market and cost reduction. The combined company will provide a next-generation ECM Platform — a platform to deliver a no compromises end-to-end content lifecycle, from initial content collaboration and creation, through management, distribution, reuse, archival, and disposition. The benefits for end-users will include fast time to business impact, low total cost of ownership, and the industry’s best integrated, scalable platform.

For iManage and Interwoven customers, the combination will provide a single unified solution that can now leverage content stored in iManage and extend the iManage solution to include Interwoven’s proven content management, content distribution, content intelligence and retention. The combined company will be 100% focused on content management and will boast a solid financial position.

For companies considering iManage and Interwoven, you will now have the opportunity to manage your complete content lifecycle with one enterprise software platform. Content overload is a major issue with businesses today, and with this merger, you will be able to deploy the next-generation of enterprise content management to address your corporate knowledge needs. More than 2,500 world-class customers have purchased the iManage and Interwoven solutions today and are seeing great return on their investments. From one combined company, you will have a single, unified solution powering end-to-end content lifecycle management to increase productivity, drive business results, and ensure corporate compliance on a complete services oriented architecture for .Net and J2EE.

More Information:

iManage again*

*2002 NFO/Prognostics, “The Voice of the Customer” Satisfaction Survey Based upon your experience, is your organization very likely to continue purchasing iManage’s products?

☐Public FAQ on WWW

☐Press Release on WWW

☐Interwoven WWW Feature Story

☐SalesEdge Info

☐Customer Ready Presentation will be posted on SalesEdge after the conclusion of Sales Allhands

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENT

This e-mail contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of execution of integration plans and product development are forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Interwoven/iManage merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that development of certain products and services may not proceed as planned; that Interwoven and iManage are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the iManage or Interwoven platform and suite of products, failure of the market for content management software to develop and grow as quickly as expected; and the introduction of new products or services by competitors that could delay or reduce sales; other risks that are described from time to time in Interwoven’s Securities and Exchange Commission reports (including but not limited to Interwoven’s annual report on Form 10-K for the year ended December 31, 2002 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Interwoven’s results could differ materially from its expectations in these statements. Interwoven assumes no obligation and does not intend to update these forward-looking or other statements in this e-mail.

These filings are available on a Website maintained by the Securities and Exchange Commission at

http://www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Interwoven intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Interwoven and iManage, and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Interwoven and iManage. Investors and security holders of Interwoven and iManage are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Interwoven, iManage and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Interwoven or iManage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Interwoven by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investors.relations@interwoven.com. Investors and security holders may obtain free copies of the documents filed with the SEC by iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404. 650-577-6500, investors@imanage.com.

Interwoven and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Interwoven and iManage in favor of the transaction. A list of the names of Interwoven’s executive officers and directors, and a description of their respective interests in Interwoven, are set forth in the proxy statement for Interwoven’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. Investors and security holders may obtain additional information regarding the interests of Interwoven’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

iManage and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of iManage and Interwoven in favor of the transaction. A list of the names of iManage’s executive officers and directors, and a description of their respective interests in iManage, are set forth in the proxy statement for iManage’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2003. Investors and security holders may obtain additional information regarding the interests of iManage’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.